Exhibit 99.1

stability
oil
growth

high-impact value in Verenex

1.5 billion barrels original oil-in-place

26% growth in reserves per unit

VERMILION
ENERGY TRUST

Q2

FOR THE SIX MONTHS ENDED JUNE 30, 2008

Forward-looking information

This document contains forward-looking financial and operational information including earnings, fund flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities. Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements. Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX - VET.UN) is pleased to report interim operating and unaudited financial results for the three and six month periods ended June 30, 2008.

Second Quarter Highlights:

Recorded production of 33,743 boe/d in the second quarter of 2008 as compared to 33,072 boe/d in the first quarter of 2008. The majority of the gain was related to Australian production, which had been reduced by normal seasonal cyclone related and planned shutdowns in the first quarter. Canadian production volumes were also slightly higher resulting from well completion and workover activity in the second quarter. France production was lower due to normal declines and a delayed start to planned workover activity.

Generated record fund flows from operations of $190.3 million ($2.50 per unit) in the second quarter of 2008 compared to $119.4 million ($1.59 per unit) in the first quarter of 2008. Commodity price increases, combined with higher production were the primary drivers, while sales from oil inventory near the end of the quarter accounted for approximately $20 million in additional fund flows from operations. Second quarter 2008 fund flows from operations were more than double the level recorded in the second quarter of 2007, driven by stronger commodity prices and a 9% year over year increase in production.

Vermilion distributed $0.57 per unit in the quarter. Distributions declared were equivalent to 21% of fund flows from operations (17%, net of contributions from Vermilion’s Distribution Reinvestment Plan or “DRIP”) representing the lowest cash payout ratio in its peer group of oil and gas income trusts. Since converting to a trust in January 2003, Vermilion has distributed more than 95% of the initial unit price at the time of conversion.

Vermilion continued an ongoing workover and recompletion program in Canada. Vermilion also expanded its natural gas handling capacity in the Drayton Valley area to provide for future drilling and third party processing demands.

Reduced net debt by approximately $112 million from $397 million at March 31, 2008 to $285 million at June 30, 2008 which is equivalent to approximately 0.4 times annualized second quarter 2008 fund flows from operations.

Total payout including net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred was 34% of fund flows from operations in the second quarter of 2008 compared to 67% in the second quarter of 2007. Historically, Vermilion has maintained a total payout less than or equal to fund flows from operations. Given the strong commodity price environment, the Trust is generating fund flows from operations that exceed the requirements needed to sustain its business model. Accordingly, Vermilion has suspended the DRIP until further notice. The DRIP, designed to provide investors with an incentive to receive additional units in lieu of distributions, was resulting in unnecessary dilution to existing unitholders.

On Tuesday, August 5, 2008, Verenex Energy Inc, in which Vermilion holds a 42.4% equity interest, released the results of a third party resource assessment of contingent and prospective oil and gas resources in Verenex’s Libyan concession, confirming the establishment of a world class resource base in Area 47. In summary, the aggregate estimate of gross contingent resources and risked mean estimate of gross prospective resources is approximately 1.6 billion barrels of oil equivalent.

HIGHLIGHTS
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Financial ($000’s CDN except unit and per unit amounts)	2008	2007	2008	2007
Petroleum and natural gas revenue	$341,405	$164,862	$570,864	$313,670
Fund flows from operations	190,347	85,101	309,743	161,039
Per unit, basic [1]	2.50	1.18	4.07	2.23
Capital expenditures	31,180	32,044	68,569	71,798
Acquisitions, including acquired working capital deficiency	900	129,099	45,428	129,225
Net debt			285,034	446,180
Reclamation fund contributions and asset retirement costs incurred	1,142	381	2,291	1,217
Cash distributions per unit	0.57	0.51	1.14	1.02
Distributions declared	39,767	33,669	78,842	66,876
Less DRIP	7,794	8,950	18,453	16,684
Net distributions	31,973	24,719	60,389	50,192
% of fund flows from operations distributed, gross	21%	40%	25%	42%
% of fund flows from operations distributed, net	17%	29%	19%	31%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred	$64,295	$57,144	$131,249	$123,207
% of fund flows from operations	34%	67%	42%	77%
Trust units outstanding [1]
Adjusted basic			76,801,309	72,964,796
Diluted			79,021,095	76,304,261
Weighted average trust units outstanding [1]
Adjusted basic			76,026,235	72,230,913
Diluted			77,750,414	74,804,398
Unit trading
High			$45.50	$37.35
Low			$31.00	$30.33
Close			$44.25	$36.00
Operations
Production
Crude oil (bbls/d)	18,366	17,142	18,034	16,042
Natural gas liquids (bbls/d)	1,674	1,422	1,603	1,400
Natural gas (mcf/d)	82,218	74,114	82,618	75,406
Boe/d (6:1)	33,743	30,916	33,407	30,010
Average reference price
WTI ($US/bbl)	$123.98	$65.03	$110.94	$61.65
Brent ($US/bbl)	121.38	68.76	109.14	63.26
AECO ($CDN/mcf)	10.21	7.07	9.06	7.23
Netherlands reference (Euro/GJ)	7.13	4.96	6.84	5.26
Foreign exchange rate ($US/$CDN)	0.99	0.91	0.99	0.88
Foreign exchange rate (Euro/$CDN)	0.63	0.68	0.65	0.66
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	142.97	68.12	118.86	66.59
Natural gas ($CDN/mcf)	10.78	7.38	9.71	7.58
Netbacks per boe (6:1)
Operating netback	78.18	38.96	64.28	38.69
Fund flows netback	61.99	30.25	50.94	29.65
Operating costs	$10.78	$9.91	$10.93	$10.15
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion achieved record second quarter operating results and fund flows from operations that reflects strong operational performance combined with robust commodity prices. Second half results will be impacted by normal declines and a voluntary curtailment of production in the Netherlands. Accordingly, despite the higher than expected production in the first half of the year, Vermilion is maintaining production guidance of between 32,000 and 33,000 boe/d for 2008.

Vermilion has shut-in approximately 1,000 boe/d of production in the Harlingen area of the Netherlands as it investigates the accuracy of recent surface subsidence measurements. Vermilion’s approved production licence at Harlingen contains surface subsidence limitations. Measurements are routinely taken over a representative area of the field. Recent measurements suggest subsidence may be greater than expected and questions the accuracy of Vermilion’s subsidence forecast model. Vermilion, in full cooperation with regulators, has agreed to voluntarily halt production in the affected areas until further study can be completed to better understand the subsidence in question and to more accurately predict future subsidence.

Other Vermilion production in the Netherlands will not be affected, nor are the future drilling plans. Vermilion is taking a strong, proactive approach to address this situation. Vermilion expects to submit a revised production plan for approval for certain parts of the field in the fourth quarter of 2008. Vermilion will reinstate the production in question once we have full approval from regulators which will occur once the issue surrounding subsidence is understood by all impacted parties and a revised production permit has been approved. We believe a portion of the production could be reinstated by year-end 2008 with the timing regarding the balance unknown at this point.

Production in France was impacted by higher well downtime associated with a much higher than expected well repair frequency and a number of pipeline failures in the Chaunoy field. Volumes in the latter part of the second quarter rebounded significantly as the well repair queue was reduced and pipelines in Chaunoy were repaired. The pace of workovers increased late in the second quarter of 2008 and should offset any further declines from the France properties over the balance of the year. Drilling activities, originally scheduled for the third quarter have been delayed until the fourth quarter due to rig availability.

In Australia, Vermilion expects the start of the two well infill development drilling program in the Wandoo Field will be pushed back to December, delaying completion and tie-in to the end of the first quarter of 2009. The production expected from these wells was not included in previous guidance figures and this delay should not impact Vermilion’s 2008 operational results.

Verenex Energy Inc.

The Trust currently holds approximately 18.8 million shares representing a 42.4% equity interest in Verenex Energy Inc. Verenex is a Canada-based, international oil and gas exploration and production company with a world-class exploration portfolio in the Ghadames Basin in Libya. Verenex is the operator and holds a 50% working interest in Area 47 in Libya. Under the EPSA terms for Area 47, Verenex would receive an initial production allocation (free of all taxes and royalties) of 6.85% in any commercial development scheme. Vermilion expects to benefit from its equity position in Verenex while significantly limiting capital risk to its unitholders.

Verenex continues to announce positive test results from its Libyan exploration program. Recent announcements include the confirmation of an extensive pool in the southern portion of Area 47 in Block 2 as evidenced by four successful wells drilled into the same structure. The Company has also announced its first new discovery in the northern portion of its concession in Block 4, confirming the presence of the target formations in the northern portion of Area 47. In total, Verenex has tested seven exploration wells and one appraisal well for an aggregate total of more than 90,000 barrels of oil per day. The company expects to have drilled and tested a total of 19 to 20 wells in Libya by the end of 2008.

On August 5, 2008, Verenex released an assessment by DeGolyer and MacNaughton ("DM"), a worldwide petroleum consulting firm, of the Company’s portfolio of discoveries and exploration prospects in Area 47 effective February 1, 2008. This initial assessment reflects information available at the end of January 2008 including drilling results from seven Verenex wells and exploration prospects and leads mapped utilizing extensive seismic coverage in Area 47 including 3D and 2D seismic shot by Verenex in 2006. As previously announced on July 23, 2008, Verenex has since drilled and cased an additional six wells (13 wells in total) and shot additional 3D and 2D seismic in late 2007 and early 2008. These more recent results have not as yet been reflected in the resource assessment. The assessment conforms to Canadian Securities National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

For a full copy of Verenex’s announcement, including a summary of the assessment, please visit www.verenexenergy.com and click on “News Releases”.

Financial Strength

Vermilion’s balance sheet continues to get stronger, a reflection of the commodity price environment over the first half of the year combined with the Trust’s conservative and sustainable business model. Total net debt at the end of the quarter was only $285 million and this total is expected to be further reduced over the balance of the year absent an acquisition. The net debt figure does not take into account Vermilion’s equity position in Verenex which at June 30, 2008 had a market value of approximately $153 million. This balance sheet strength provides Vermilion with the ability to actively pursue acquisition opportunities and, where successful, close these opportunities with little or no equity thereby retaining all of the accretion for existing unitholders. Vermilion continues to evaluate global acquisition opportunities. In case Vermilion is unsuccessful in attaining a significant acquisition over the next six months, the Trust will be reviewing effective means of returning excess fund flows to unitholders.

Vermilion’s strong financial position, significant portfolio of organic growth opportunities and value creation approach to the business will continue to reward unitholders. Management and directors own approximately 10% of the issued and outstanding units including exchangeable shares aligning their interest with unitholders.

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
August 8, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated August 6, 2008 of Vermilion’s operating and financial results as at and for the three and six month periods ended June 30, 2008 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2008 and the Trust’s audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust’s 2007 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash flows from operating activities	$184,174	$95,997	$348,901	$185,233
Changes in non-cash operating working capital	5,031	(11,277)	(41,449)	(25,411)
Asset retirement costs incurred	1,142	381	2,291	1,217
Fund flows from operations	$190,347	$85,101	$309,743	$161,039

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$900	$120,788	$45,428	$120,914
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	-	-	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)	-	8,311	-	8,311
Acquisitions, including acquired working capital deficiency	$900	$129,099	$45,428	$129,225

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

($000’s)	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007
Long-term debt	$286,672	$452,490	$448,177
Current liabilities	245,628	150,620	160,337
Current assets	(247,266)	(186,252)	(162,334)
Net debt	$285,034	$416,858	$446,180

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Distributions declared	$39,767	$33,669	$78,842	$66,876
Issue of trust units pursuant to the distribution reinvestment plan	(7,794)	(8,950)	(18,453)	(16,684)
Net distributions	$31,973	$24,719	$60,389	$50,192

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Distributions declared	$39,767	$33,669	$78,842	$66,876
Issue of trust units pursuant to the distribution reinvestment plan	(7,794)	(8,950)	(18,453)	(16,684)
Drilling and development of petroleum and natural gas properties	31,180	32,044	68,569	71,798
Contributions to reclamation fund	-	-	-	-
Asset retirement costs incurred	1,142	381	2,291	1,217
	$64,295	$57,144	$131,249	$123,207

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates. These measures are reconciled to the relevant GAAP measures below:

	As at June 30, 2008	As at June 30, 2007
Trust units outstanding	69,836,829	66,218,901
Trust units issuable pursuant to exchangeable shares outstanding	6,964,480	6,745,895
Adjusted basic trust units outstanding	76,801,309	72,964,796
Potential trust units issuable pursuant to unit compensation plans	2,219,786	3,339,465
Diluted trust units outstanding	79,021,095	76,304,261

	As at June 30, 2008	As at June 30, 2007
Basic weighted average trust units outstanding	69,059,361	65,485,018
Trust units issuable pursuant to exchangeable shares outstanding	6,966,874	6,745,895
Adjusted basic weighted average trust units outstanding	76,026,235	72,230,913

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion’s activities were focused on workovers and recompletions as well as the expansion of the gas gathering and compression facilities in the West Pembina area. No wells were drilled during the quarter. The drilling program for the second half of 2008 began July 2, 2008, with plans to drill in the Drayton Valley and Utikuma areas until break-up 2009. Vermilion will also participate in selective partner operated coalbed methane drilling in Central Alberta.

France

In France, activity focused on a significant number of well repairs (mainly pump replacements) related to several causes including extended shut-in periods, summer electrical storm activity and waterflood optimization efforts. This activity tied up the workover rigs, limiting other workover and recompletion activity during the quarter. Well work during the second half of the year will focus primarily on workovers, stimulations and recompletions, which should offset production declines.

A 43 square kilometre 3D seismic program at Cazaux was completed during the quarter. This information is expected to improve the number and quality of drillable prospects available to Vermilion in this field. Vermilion continues to refurbish the main storage tanks at the Ambès terminal and expects to complete this work by year-end.

Netherlands

Activities in the Netherlands focused on permitting new wells for the 2009 drilling program. Subject to receipt of all approvals, Vermilion hopes to drill 4 to 5 wells in the Netherlands next year beginning in the second quarter.

Australia

Australia operations were focused on drilling preparations for later this year. This included the installation of a small platform extension to accommodate new well templates as well as the installation of subsea templates. Vermilion’s safety case was submitted to regulators and a rig contract was signed in mid-July.

PRODUCTION

Average production in Canada during the second quarter of 2008 was 4,368 bbls/d of oil and NGLs and 51.3 mmcf/d of natural gas (total 12,915 boe/d) compared to 4,165 bbls/d of oil and NGLs and 51.4 mmcf/d of natural gas (total 12,730 boe/d) in the first quarter of 2008. A steady drilling program scheduled for the second half of 2008 should mitigate declines from our Canadian operations.

Production in France averaged 8,536 boe/d in the second quarter of 2008, slightly below the 8,800 boe/d produced in the first quarter of 2008. Workover activity levels are expected to increase in the second half of 2008 and are expected to sustain production over the balance of the year at slightly improved levels. A higher level of drilling activity in 2009 should have a positive impact on production next year.

Production in the Netherlands averaged 4,980 boe/d in the second quarter of 2008, slightly below first quarter 2008 production of 5,096 boe/d. Approximately 1,000 boe/d of production was voluntarily shut-in at Harlingen in mid-July and will remain shut-in until a new production permit is obtained from regulators. Vermilion is working closely with regulators to determine the source of the discrepancy between projected subsidence figures and measured subsidence. Vermilion hopes to submit a new permit that would allow at least a partial reinstatement of production before year-end 2008.

Australia production averaged 7,312 boe/d in the second quarter of 2008 as compared to 6,446 boe/d in the first quarter of 2008. Second quarter production was for the most part uninhibited, with only modest interruptions for facility maintenance and repairs. Production over the balance of the year should reflect normal base declines.

	Three Months Ended June 30, 2008				Six Months Ended June 30, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,368	51.28	12,915	38	4,267	51.33	12,822	38
France	8,334	1.21	8,536	25	8,469	1.19	8,668	26
Netherlands	26	29.72	4,980	15	22	30.10	5,038	15
Australia	7,312	-	7,312	22	6,879	-	6,879	21
Total Production	20,040	82.21	33,743	100	19,637	82.62	33,407	100

	Three Months Ended June 30, 2007				Six Months Ended June 30, 2007
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,091	49.56	12,351	40	4,098	48.64	12,205	41
France	9,001	1.32	9,221	30	8,449	1.16	8,642	29
Netherlands	32	23.23	3,904	13	58	25.61	4,326	14
Australia	5,440	-	5,440	17	4,837	-	4,837	16
Total Production	18,564	74.11	30,916	100	17,442	75.41	30,010	100

FINANCIAL OVERVIEW

During the three and six month periods ended June 30, 2008 the Trust generated fund flows from operations of $190.3 million and $309.7 million, respectively. For the same periods in 2007 the Trust generated fund flows from operations of $85.1 million and $161.0 million, respectively. The increase in fund flows from operations of $105.2 million and $148.7 million for the three and six month periods ended June 30, 2008 versus the corresponding periods in the prior year is largely the result of the dramatic year over year increase in commodity prices combined with an increase in production levels. The GAAP measure, cash flows from operating activities similarly increased year over year to $184.2 million and $348.9 million for the three and six month periods ended June 30, 2008 versus $96.0 million and $185.2 million for the same periods in 2007.

These levels of fund flows from operations have allowed Vermilion to further strengthen its financial position and at June 30, 2008 the Trust’s net debt was $285.0 million which represents a decrease of 31.6% from the net debt of $416.9 million at December 31, 2007. The Trust’s long-term debt has decreased to $286.7 million at June 30, 2008 from $452.5 million at December 31, 2007. At June 30, 2008 Vermilion’s net debt represented less than half of annualized fund flows from operations.

For the six months ended June 30, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 42% versus 77% for the corresponding period in the prior year. The year over year decrease in this metric relates to the significant increase in fund flows from operations associated with commodity price and production increases.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three and six month periods ended June 30, 2008 was $32.1 million and $114.0 million, respectively (three and six month periods ended June 30, 2007, $152.8 million and $192.7 million, respectively). The year over year decrease in second quarter capital spending mostly relates to the acquisition of the remaining 40% interest in the Wandoo Field in Australia for cash consideration of $117.9 million that closed in June 2007. On a year to date basis, the decrease in capital spending is associated with higher spending in 2007 related to the aforementioned Australian acquisition partially offset by the first quarter 2008 purchase of $44.1 million of producing properties in the Drayton Valley area.

Non-acquisition related capital spending has remained relatively consistent year over year.

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Land	$1,519	$572	$1,973	$1,072
Seismic	4,468	-	7,481	335
Drilling and completion	2,518	13,729	17,038	29,725
Production equipment and facilities	15,497	12,292	27,789	25,596
Recompletions	4,676	2,340	7,500	7,975
Other	2,502	3,111	6,788	7,095
	31,180	32,044	68,569	71,798
Acquisitions (excluding acquired working capital deficiency)	900	120,788	45,428	120,914
Total	$32,080	$152,832	$113,997	$192,712

REVENUE

Revenue for the three and six month periods ended June 30, 2008 was $341.4 million and $570.9 million, respectively (three and six month periods ended June 30, 2007, $164.9 million and $313.7 million, respectively).

Vermilion’s combined crude oil and NGL price was $142.97 per boe in the second quarter of 2008, an increase of 110% over the $68.12 per boe reported in the second quarter of 2007. The natural gas price realized was $10.78 per mcf in the second quarter of 2008 compared to $7.38 per mcf in the second quarter of 2007, a 46% increase year over year. The prices realized in 2008 reflect the dramatic year over year increase in oil and gas reference prices coupled with a significant draw down of Vermilion’s oil inventory. Higher realized prices and increased production resulted in higher revenue year over year.

($000’s except per boe and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Crude oil & NGLs	$260,718	$115,081	$424,820	$210,236
Per boe	$142.97	$68.12	$118.86	$66.59
Natural gas	80,687	49,781	146,044	103,434
Per mcf	$10.78	$7.38	$9.71	$7.58
Petroleum and natural gas revenue	$341,405	$164,862	$570,864	$313,670
Per boe	$111.19	$58.60	$93.89	$57.75

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial derivatives in place at June 30, 2008:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q3 2008	US$0.28/bbl	250	$70.00 - $90.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Put - AECO
July - October 2008	$0.35/GJ	2,500	$9.30
July - October 2008	$0.32/GJ	2,500	$9.55

The impact of Vermilion’s economic hedging program through the second quarter of 2008 decreased fund flows netbacks by $1.34 per boe ($1.94 per boe in the quarter) as the price of oil exceeded the ceiling of the Trust’s collars. This compares to a hedging gain of $0.09 per boe in the first six months of 2007 ($0.11 per boe loss in the quarter).

ROYALTIES

Royalties for the three and six month periods ended June 30, 2008 were $18.35 per boe and $15.30 per boe, respectively (three and six month periods ended June 30, 2007, $7.32 per boe and $7.05 per boe, respectively). As a percent of sales for the three and six months ended June 30, 2008, royalties were 16.5% and 16.3%, respectively (three and six months ended June 30, 2007, 12.5% and 12.2% respectively).

In Australia, royalties are reduced by capital reinvestment in the country and the year over year increase in Australian royalties as a percent of revenue is largely due to reduced levels of capital activity in that country in the first half of 2008. Royalties in Canada, which are paid on a sliding scale basis, increased year over year on a per boe basis due to the impact of higher commodity prices. In France, royalties increased on a per boe basis and decreased as a percent of revenue as a portion of the royalties in France are levied on a per unit of production basis. Production in the Netherlands is not subject to royalties.

($000’s except per boe and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Crude oil & NGLs	$46,520	$13,980	$75,100	$24,858
Per boe	$25.51	$8.28	$21.01	$7.87
Natural gas	9,840	6,610	17,923	13,432
Per mcf	$1.32	$0.98	$1.19	$0.98
Royalties	$56,360	$20,590	$93,023	$38,290
Per boe	$18.35	$7.32	$15.30	$7.05

OPERATING COSTS

Operating costs per boe for the three and six month periods ended June 30, 2008 were $10.78 and $10.93, respectively (three and six month periods ended June 30, 2007, $9.91 and $10.15, respectively). Canadian operating costs have increased on a per boe basis for the three and six months ended June 30, 2008 as a result of a favorable adjustment to equalization provisions that was realized during the second quarter of 2007 which reduced operating costs in that comparative period. Canadian operating costs per boe have decreased versus the first quarter of 2008 due to lower levels of spending on chemicals, electrical power and wages. Operating costs per boe in France have increased slightly for the quarter and year to date periods versus the same periods in the prior year and have remained at relatively consistent levels since the fourth quarter of 2007. Australian operating costs have decreased for the quarter and year to date periods compared to the prior year as a result of decreased levels of diesel consumption as a Wandoo A platform well continued to produce fuel gas. In the Netherlands, operating costs on a per boe basis have remained relatively consistent year over year.

($000’s except per boe and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Crude oil & NGLs	$20,099	$18,346	$39,781	$34,848
Per boe	$11.02	$10.86	$11.13	$11.04
Natural gas	12,998	9,545	26,671	20,284
Per mcf	$1.74	$1.42	$1.77	$1.49
Operating	$33,097	$27,891	$66,452	$55,132
Per boe	$10.78	$9.91	$10.93	$10.15

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambès Terminal that occurred in January 2007. In early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased. As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery. Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Transportation	$5,949	$6,480	$12,400	$10,615
Per boe	$1.94	$2.30	$2.04	$1.95

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses per boe for the three and six month periods ended June 30, 2008 were $2.33 and $1.99, respectively (three and six month periods ended June 30, 2007, $1.69 and $1.91, respectively). The increase per boe from 2007 is associated with increased staffing levels and employee retention costs partially offset by increased levels of production.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
General and administration	$7,153	$4,743	$12,086	$10,383
Per boe	$2.33	$1.69	$1.99	$1.91

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and six month periods ended June 30, 2008 was $4.3 million and $9.3 million, respectively (three and six month periods ended June 30, 2007, $4.0 million and $9.4 million, respectively). For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan. The 2007 figures also include expense associated with the Trust Unit Rights Incentive Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008. Total unit based compensation expense has remained relatively consistent for the three and six month periods ended June 30, 2008 compared with the same periods of the prior year.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Unit based compensation	$4,349	$4,024	$9,250	$9,416
Per boe	$1.42	$1.43	$1.52	$1.73

INTEREST EXPENSE

Interest expense for the three and six month periods ended June 30, 2008 was $5.1 million and $11.3 million, respectively (three and six month periods ended June 30, 2007, $4.7 million and $9.3 million, respectively). The increase in interest expense for the quarter and year to date periods in 2008 versus 2007 is a result of higher weighted average debt levels. The Trust’s interest rates have decreased slightly year over year.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Interest	$5,134	$4,735	$11,274	$9,348
Per boe	$1.67	$1.68	$1.85	$1.72

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and six month periods ended June 30, 2008 were $21.22 and $20.99, respectively (three and six month periods ended June 30, 2007, $18.69 and $18.08, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2008 have increased slightly from the rates per boe for the same periods in 2007.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Depletion, depreciation and accretion	$65,151	$52,560	$127,637	$98,224
Per boe	$21.22	$18.69	$20.99	$18.08

TAXES

Current taxes per boe for the three and six month periods ended June 30, 2008 were $13.58 and $10.29, respectively (three and six month periods ended June 30, 2007, $3.23 and $4.26, respectively). The increase relates to higher revenues associated with the strengthening of commodity prices.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Current taxes	$41,697	$9,078	$62,568	$23,146
Per boe	$13.58	$3.23	$10.29	$4.26

FOREIGN EXCHANGE

During the six month period ended June 30, 2008, a combined realized and unrealized foreign exchange loss of $25.2 million was recorded (six month period ended June 30, 2007, gain of $11.7 million). The combined loss through June 30, 2008 is comprised of a realized gain of $4.8 million and an unrealized non-cash loss of $30.0 million. The year to date unrealized loss is related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2007, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

($000’s except per boe)
	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Foreign exchange (gain) loss	$(2,381)	$(12,190)	$25,249	$(11,676)
Per boe	$(0.77)	$(4.33)	$4.16	$(2.15)

EARNINGS

Net earnings for the three and six month periods ended June 30, 2008 were $102.3 million or $1.47 per unit and $128.5 million or $1.86 per unit, respectively (three and six month periods ended June 30, 2007, $41.1 million or $0.62 per unit and $72.4 million or $1.11 per unit, respectively). The increase in earnings is associated with higher commodity price levels and production.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at June 30, 2008 was $285.0 million compared to $416.9 million as at December 31, 2007.

As at June 30, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Through the second quarter of 2008, Vermilion purchased shares in Verenex Energy Inc. (“Verenex”) for total consideration of $0.6 million. After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan indefinitely. This suspension was effective June 16, 2008 and was the result of continued high commodity prices resulting in fund flows from operations that are in excess of the level needed to sustain the Trust’s business model. Cash flows from financing activities for the three and six month periods ended June 30, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $7.8 million and $18.5 million, respectively.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

ASSET RETIREMENT OBLIGATION

At June 30, 2008, Vermilion’s asset retirement obligation was $188.0 million compared to $163.4 million as at December 31, 2007. The increase is due mostly to the impact of foreign exchange rate changes on non-Canadian dollar denominated obligations. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the six months ended June 30, 2008 and declared distributions totalling $78.8 million compared to $66.9 million for the same period in 2007.

Since inception, the Trust has declared $693.6 million in distributions to unitholders as compared to unitholders’ capital of $432.2 million at June 30, 2008.

Sustainability of Distributions

($000’s)
	Three Months Ended	Six Months Ended	Year Ended	Year Ended
	June 30, 2008	June 30, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities	$184,174	$348,901	$349,890	$306,033
Net earnings	$102,289	$128,485	$164,286	$146,923
Distributions declared	$39,767	$78,842	$136,389	$130,638
Excess of cash flows from operating activities over cash distributions declared	$144,407	$270,059	$213,501	$175,395
Excess of net earnings over cash distributions declared	$62,522	$49,643	$27,897	$16,285

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

UNITHOLDERS’ EQUITY

During the six month period ended June 30, 2008, approximately 2.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the same period by $34.3 million as a result of the issuance of those units and by $16.9 million as a result of contributed surplus transfer related to unit based compensation plans.

As at July 28, 2008 there were 69,837,101 trust units outstanding.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at June 30, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.60362 whereby 7.0 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments - Disclosures”; and Section 3863, “Financial Instruments - Presentation”. The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments.

On January 1, 2008, the Trust adopted Section 3031, “Inventories.” The adoption of this standard did not impact the Trust’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of June 30, 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. Through the end of 2008 the Trust anticipates that it will continue to research areas of difference between IFRS and Canadian GAAP and in 2009 the Trust will design and implement policies and processes allowing for the preparation of both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

NETBACKS (6:1)						Three Months		Six Months
		Three Months			Six Months		Ended	Ended
		Ended June 30, 2008			Ended June 30, 2008		June 30/07	June 30/07
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$115.35	$10.85	$82.08	$104.31	$9.40	$72.34	$52.50	$52.05
Realized hedging gain or loss	-	-	-	-	-	-	(0.08)	(0.11)
Royalties	(19.68)	(2.10)	(15.00)	(18.29)	(1.92)	(13.75)	(10.09)	(10.18)
Transportation	(1.48)	(0.23)	(1.43)	(1.37)	(0.20)	(1.24)	(0.64)	(0.67)
Operating costs	(10.30)	(1.57)	(9.73)	(11.10)	(1.65)	(10.31)	(8.08)	(8.57)
Operating netback	$83.89	$6.95	$55.92	$73.55	$5.63	$47.04	$33.61	$32.52
France
Price	$144.41	$11.51	$142.62	$116.41	$10.66	$115.20	$75.21	$69.55
Realized hedging gain or loss	(7.85)	-	(7.66)	(5.29)	-	(5.16)	(0.25)	0.48
Royalties	(6.53)	(0.34)	(6.42)	(6.04)	(0.13)	(5.92)	(4.87)	(4.91)
Transportation	(5.62)	-	(5.49)	(6.17)	-	(6.03)	(6.86)	(5.84)
Operating costs	(9.95)	(3.37)	(10.20)	(9.82)	(3.43)	(10.07)	(9.26)	(9.24)
Operating netback	$114.46	$7.80	$112.85	$89.09	$7.10	$88.02	$53.97	$50.04
Netherlands
Price	$112.14	$10.65	$64.14	$103.52	$10.21	$61.43	$43.39	$46.92
Operating costs	-	(1.95)	(11.67)	-	(1.91)	(11.43)	(11.78)	(11.85)
Operating netback	$112.14	$8.70	$52.47	$103.52	$8.30	$50.00	$31.61	$35.07
Australia
Price	$157.93	$-	$157.93	$130.96	$-	$130.96	$55.20	$60.70
Royalties	(50.71)	-	(50.71)	(41.21)	-	(41.21)	(10.44)	(9.28)
Operating costs	(12.71)	-	(12.71)	(12.80)	-	(12.80)	(13.84)	(14.24)
Operating netback	$94.51	$-	$94.51	$76.95	$-	$76.95	$30.92	$37.18
Total Trust
Price	$142.97	$10.78	$111.19	$118.86	$9.71	$93.89	$58.60	$57.75
Realized hedging gain or loss	(3.26)	-	(1.94)	(2.28)	-	(1.34)	(0.11)	0.09
Royalties	(25.51)	(1.32)	(18.35)	(21.01)	(1.19)	(15.30)	(7.32)	(7.05)
Transportation	(2.66)	(0.15)	(1.94)	(2.96)	(0.12)	(2.04)	(2.30)	(1.95)
Operating costs	(11.02)	(1.74)	(10.78)	(11.13)	(1.77)	(10.93)	(9.91)	(10.15)
Operating netback	$100.52	$7.57	$78.18	$81.48	$6.63	$64.28	$38.96	$38.69
General and administration			(2.33)			(1.99)	(1.69)	(1.91)
Interest			(1.67)			(1.85)	(1.68)	(1.72)
Foreign exchange			1.39			0.79	(2.11)	(1.15)
Current taxes			(13.58)			(10.29)	(3.23)	(4.26)
Fund flows netback			$61.99			$50.94	$30.25	$29.65
Depletion, depreciation and accretion			(21.22)			(20.99)	(18.69)	(18.08)
Future income taxes			(0.09)			0.16	(0.57)	1.76
Other income or loss			(0.19)			0.26	(0.01)	0.11
Foreign exchange			(0.62)			(4.95)	6.44	3.30
Non-controlling interest - exchangeable shares			(3.31)			(2.05)	(1.50)	(1.36)
Equity in affiliate			(0.04)			(0.02)	(0.28)	(0.15)
Unrealized gain or loss on derivative instruments			(1.79)			(0.70)	0.38	(0.15)
Fair value of unit compensation			(1.42)			(1.52)	(1.43)	(1.73)
Earnings netback			$33.31			$21.13	$14.59	$13.35

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
($000’s unaudited)
	June 30, 2008	December 31, 2007

ASSETS

Current
Cash and cash equivalents (Note 13)	$60,089	$47,868
Accounts receivable	169,292	119,645
Crude oil inventory	3,392	11,033
Derivative instruments (Note 10)	-	37
Prepaid expenses and other	14,493	7,669
	247,266	186,252
Derivative instruments (Note 10)	12,734	9,515
Long-term investments (Note 12)	66,875	63,128
Goodwill	19,840	19,840
Reclamation fund (Note 4)	57,346	57,928
Capital assets	1,335,582	1,331,460
	$1,739,643	$1,668,123

LIABILITIES

Current
Accounts payable and accrued liabilities	$170,360	$128,858
Distributions payable to unitholders	13,269	12,794
Derivative instruments (Note 10)	14,886	7,450
Income taxes payable	47,113	1,518
	245,628	150,620
Long-term debt (Note 5)	286,672	452,490
Asset retirement obligation (Note 4)	187,950	163,374
Future income taxes	225,536	205,702
	945,786	972,186
Non-controlling interest - exchangeable shares (Note 7)	79,696	68,576

UNITHOLDERS’ EQUITY

Unitholders’ capital (Note 6)	432,165	380,941
Contributed surplus (Note 6)	20,978	29,211
Retained earnings	261,018	217,209
	714,161	627,361
	$1,739,643	$1,668,123

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
REVENUE
Petroleum and natural gas revenue	$341,405	$164,862	$570,864	$313,670
Royalties	(56,360)	(20,590)	(93,023)	(38,290)
	285,045	144,272	477,841	275,380
EXPENSES AND OTHER
Operating	33,097	27,891	66,452	55,132
Transportation	5,949	6,480	12,400	10,615
Unit based compensation (Note 8)	4,349	4,024	9,250	9,416
Loss (gain) on derivative instruments (Note 10)	11,449	(758)	12,402	305
Interest	5,134	4,735	11,274	9,348
General and administration	7,153	4,743	12,086	10,383
Foreign exchange (gain) loss	(2,381)	(12,190)	25,249	(11,676)
Other income or expense	595	38	(1,597)	(600)
Depletion, depreciation and accretion	65,151	52,560	127,637	98,224
	130,496	87,523	275,153	181,147
EARNINGS BEFORE INCOME TAXES AND
OTHER ITEMS	154,549	56,749	202,688	94,233
INCOME TAXES
Future	288	1,606	(952)	(9,557)
Current	41,697	9,078	62,568	23,146
	41,985	10,684	61,616	13,589
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 7)	10,160	4,231	12,466	7,410
Loss related to equity method investment	115	784	121	837
	10,275	5,015	12,587	8,247
NET EARNINGS AND COMPREHENSIVE INCOME	102,289	41,050	128,485	72,397
Retained earnings, beginning of period	198,496	187,452	217,209	190,824
Distributions declared (Note 6)	(39,767)	(33,669)	(78,842)	(66,876)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(5,834)	(1,512)
RETAINED EARNINGS, END OF PERIOD	$261,018	$194,833	$261,018	$194,833
NET EARNINGS PER TRUST UNIT (NOTE 9):
Basic	$1.47	$0.62	$1.86	$1.11
Diluted	$1.44	$0.60	$1.81	$1.07
WEIGHTED AVERAGE TRUST UNITS
OUTSTANDING (NOTE 9):
Basic	69,725,750	65,927,540	69,059,361	65,485,018
Diluted	78,116,563	75,112,732	77,750,414	74,804,398

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
OPERATING
Net earnings	$102,289	$41,050	$128,485	$72,397
Adjustments:
Depletion, depreciation and accretion	65,151	52,560	127,637	98,224
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	5,499	(1,062)	4,254	816
Unit based compensation	4,349	4,024	9,250	9,416
Loss related to equity method investment	115	784	121	837
Unrealized foreign exchange loss (gain)	1,901	(18,130)	30,079	(17,904)
Non-controlling interest - exchangeable shares	10,160	4,231	12,466	7,410
Change in unrealized gains and losses and accruals included in other income or expense relating to investments	595	38	(1,597)	(600)
Future income taxes	288	1,606	(952)	(9,557)
	190,347	85,101	309,743	161,039
Asset retirement costs incurred	(1,142)	(381)	(2,291)	(1,217)
Changes in non-cash operating working capital	(5,031)	11,277	41,449	25,411
Cash flows from operating activities	184,174	95,997	348,901	185,233
INVESTING
Drilling and development of petroleum and natural gas properties	(31,180)	(32,044)	(68,569)	(71,798)
Acquisition of petroleum and natural gas properties (Note 3)	(900)	(120,788)	(45,428)	(120,914)
Long-term investment	-	-	(627)	-
Changes in non-cash investing working capital	(6,443)	(5,180)	(1,726)	(8,843)
Cash flows used in investing activities	(38,523)	(158,012)	(116,350)	(201,555)
FINANCING
Increase (decrease) in long-term debt	(215,849)	66,910	(168,850)	92,129
Issue of trust units for cash	816	1,388	3,740	3,122
Issue of trust units pursuant to the distribution reinvestment plan	7,794	8,950	18,453	16,684
Cash distributions	(39,714)	(33,561)	(78,367)	(66,619)
Changes in non-cash financing working capital	-	329	-	193
Cash flows from or used in financing activities	(246,953)	44,016	(225,024)	45,509
Foreign exchange gain (loss) on cash in foreign currencies	(4,871)	(3,096)	4,694	(3,055)
Net change in cash and cash equivalents	(106,173)	(21,095)	12,221	26,132
Cash and cash equivalents, beginning of period	166,262	74,177	47,868	26,950
Cash and cash equivalents, end of period	$60,089	$53,082	$60,089	$53,082
Supplementary information - cash payments
Interest paid	$3,719	$4,348	$9,761	$9,349
Income taxes paid	$10,376	$19,683	$16,973	$25,770

Notes to the Consolidated Financial Statements
For the three and six month periods ended June 30, 2008 and 2007
($000’s except unit and per unit amounts, unaudited)

1.      BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust’s 2007 Annual Report.

2.      NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments - Disclosures”; and Section 3863, “Financial Instruments - Presentation”. The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements, however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments (see notes 14 and 15).

On January 1, 2008, the Trust adopted Section 3031, “Inventories.” The adoption of this standard did not impact the Trust’s consolidated financial statements.

3.      INVESTMENTS AND ACQUISITIONS

On January 31, 2008, the Trust completed an acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

The purchase price relating to this asset purchase was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

During the three and six month periods ended June 30, 2008, the Trust also acquired $0.9 million and $1.3 million of other petroleum and natural gas properties, respectively.

4.      ASSET RETIREMENT OBLIGATION

The asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $188.0 million as at June 30, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of $640.7 million (December 31, 2007 - $579.4 million). These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years. The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the changes in the Trust’s asset retirement obligation:

	June 30, 2008	December 31, 2007
Carrying amount, beginning of period	$163,374	$127,494
Increase in liabilities in the period	2,322	12,936
Disposition of liabilities in the period	(2,291)	(4,055)
Change in estimate	3,960	27,240
Accretion expense	7,112	10,067
Foreign exchange	13,473	(10,308)
Carrying amount, end of period	$187,950	$163,374

4.      ASSET RETIREMENT OBLIGATION (CONTINUED)

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The following table reconciles the Trust’s reclamation fund investments:

	June 30, 2008	December 31, 2007
Cash and short-term investments, at fair value	$11,693	$10,838
Equity and debt securities, at fair value	45,653	47,090
	$57,346	$57,928

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5.      LONG-TERM DEBT

As at June 30, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

6.      UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	1,082,868	35,992
Issued on conversion of exchangeable shares	2,143	70
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,477,278	7,045
Transfer from contributed surplus for unit based awards	-	14,592
Trust units issued for bonus plan	23,039	695
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	179,157	5,714
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	16,886
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Balance as at June 30, 2008	69,836,829	$432,165
	June 30,	December 31,
	2008	2007
Contributed Surplus
Opening balance	$29,211	$30,513
Unit compensation expense (excluding bonus plan)	8,653	13,290
Transfer to unitholders’ capital for unit based awards`	(16,886)	(14,592)
Ending balance	$20,978	$29,211

Distributions declared to unitholders for the three and six month periods ended June 30, 2008 were $39.8 million and $78.8 million, respectively (2007 - $33.7 million and $66.9 million, respectively). Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7.      NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Upon conversion to a Trust, 6.0 million exchangeable shares of Vermilion Resources Ltd. (the “Company”) were issued. The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares must be converted to trust units by that time.

The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units. Cash distributions are not paid on exchangeable shares.

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statements of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	June 30, 2008	December 31, 2007
Exchangeable Shares
Opening number of exchangeable shares	4,457,473	4,458,919
Exchanged for trust units	(114,499)	(1,446)
Ending balance	4,342,974	4,457,473
Ending exchange ratio	1.60362	1.55595
Trust units issuable upon conversion	6,964,480	6,935,605

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	June 30, 2008	December 31, 2007
Non-controlling interest, beginning of period	$68,576	$51,780
Reduction of book value for conversion to trust units	(1,346)	(17)
Current period net earnings attributable to non-controlling interest	12,466	16,813
Non-controlling interest, end of period	$79,696	$68,576

8.      UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s Unit Rights Incentive Plan:

	Number of Unit Rights	Grant Date Weighted Average Exercise Price
Balance as at December 31, 2007	1,148,616	$14.55
Exercised	(808,766)	$12.93
Balance as at June 30, 2008	339,850	$18.40

A summary of the plan as at June 30, 2008 is as follows:

Range of Exercise Price At Grant Date	Adjusted Exercise Price	Number of Rights Outstanding and Exercisable	Remaining Contractual Life of Rights (Years)
$15.01 - $19.56	$5.69 - $10.24	339,850	1.13

No compensation expense has been recorded for the three and six month periods ended June 30, 2008 (2007 - $0.4 million and $0.9 million, respectively) related to the Unit Rights Incentive Plan as all awards are fully vested.

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2007	1,102,495
Granted	494,790
Vested	(407,113)
Cancelled	(13,365)
Balance as at June 30, 2008	1,176,807

Compensation expense of $4.3 million and $8.6 million has been recorded for the three and six month periods ended June 30, 2008, respectively (2007 - $3.6 million and $7.8 million, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.5 million and $1.0 million has been recorded as general and administration expense for the three and six month periods ended June 30, 2008, respectively (2007 - $0.7 million and $0.9 million, respectively).

9.      PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended		SixMonths Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net earnings	$102,289	$41,050	$128,485	$72,397
Non-controlling interest - exchangeable shares	10,160	4,231	12,466	7,410
Net earnings for diluted net earnings per trust unit calculation	$112,449	$45,281	$140,951	$79,807
Basic weighted average trust units outstanding	69,725,750	65,927,540	69,059,361	65,485,018
Dilutive impact of trust units issuable on conversion of exchangeable shares	6,965,800	6,745,885	6,966,874	6,746,257
Dilutive impact of unit rights incentive and trust unit award plans	1,425,013	2,439,307	1,724,179	2,573,123
Diluted weighted average trust units outstanding	78,116,563	75,112,732	77,750,414	74,804,398

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q3 2008	US$0.28/bbl	250	$70.00 - $90.00
Q4 2008	US$0.50/bbl	250	$69.00 - $90.00
Collar - BRENT
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q3 2008	US$0.19/bbl	250	$65.00 - $90.00
Q4 2008	-	500	$68.20 - $81.00
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Put - AECO
July - October 2008	$0.35/GJ	2,500	$9.30
July - October 2008	$0.32/GJ	2,500	$9.55

10.    DERIVATIVE INSTRUMENTS (CONTINUED)

The following table reconciles the change in the Trust’s fair value of derivative contracts:

	June 30, 2008	December 31, 2007
Fair value of contracts, beginning of period	$2,102	$6,280
Opening unrealized loss (gain) on contracts settled during the period	4,598	(1,624)
Realized (loss) on contracts settled during the period	(8,148)	(2,835)
Unrealized (loss) during the period on contracts outstanding at the end of the period	(8,852)	(2,554)
Net payment to counterparties under contract settlements during the period	8,148	2,835
Fair value of contracts, end of period	$(2,152)	$2,102
Comprised of:
Current derivative asset	$-	$37
Current derivative liability	(14,886)	(7,450)
Non-current derivative asset	12,734	9,515
Fair value of contracts, end of period	$(2,152)	$2,102

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Realized (gain) loss on contracts settled during the period	$5,950	$304	$8,148	$(511)
Opening unrealized gain (loss) on contracts settled during the period	(2,245)	701	(4,598)	1,300
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	7,744	(1,763)	8,852	(484)
Loss on derivative instruments for the period	$11,449	$(758)	$12,402	$305

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11.    SEGMENTED INFORMATION

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Petroleum and natural gas revenue
Canada	$96,473	$59,011	$168,827	$114,983
France	110,784	63,111	181,746	108,791
Netherlands	29,063	15,412	56,326	36,747
Australia	105,085	27,328	163,965	53,149
	$341,405	$164,862	$570,864	$313,670
Net earnings
Canada	$533	$7,781	$33,430	$10,396
France	51,225	23,204	41,821	36,649
Netherlands	9,589	4,581	10,425	10,096
Australia	40,942	5,484	42,809	15,256
	$102,289	$41,050	$128,485	$72,397
Capital expenditures
Canada	$9,058	$12,611	$69,909	$34,280
France	15,171	17,663	28,203	28,773
Netherlands	3,418	3,359	9,691	4,381
Australia	4,433	119,199	6,194	125,278
	$32,080	$152,832	$113,997	$192,712

			June 30,	December 31,
			2008	2007
Total assets
Canada			$728,236	$662,904
France			628,063	604,090
Netherlands			138,242	150,533
Australia			245,102	250,596
			$1,739,643	$1,668,123

12.    LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	June 30, 2008	December 31, 2007
Portfolio investments, at fair value	$8,274	$5,032
Investment in Verenex Energy Inc., equity method (fair value - $152.7 million, 2007 - $158.8 million)	58,601	58,096
Total long-term investments	$66,875	$63,128

13.    COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	June 30, 2008	December 31, 2007
Monies on deposit with banks	$60,089	$44,588
Guaranteed short-term investments	-	3,280
Total cash and cash equivalents	$60,089	$47,868

14.    CAPITAL DISCLOSURES

The Trust’s objectives in managing capital are to safeguard the assets of the Trust, to ensure that sufficient economic resources are available to execute its business plans and to provide consistent and stable distributions for unitholders.

In the management of capital, the Trust monitors net debt, a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital. Net debt is analyzed in relation to annualized fund flows from operations (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred).

The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations for the three and six month periods ended June 30, 2008 and for the three month period ended December 31, 2007:

	Three Months Ended	Six Months Ended	Three Months Ended
	June 30, 2008	June 30, 2008	December 31, 2007
Long-term debt	$286,672	$286,672	$452,490
Current liabilities	245,628	245,628	150,620
Current assets	(247,266)	(247,266)	(186,252)
Net debt [1]	$285,034	$285,034	$416,858
Cash flows from operating activities	$184,174	$348,901	$51,737
Changes in non-cash operating working capital	5,031	(41,449)	72,760
Asset retirement costs incurred	1,142	2,291	1,618
Fund flows from operations	$190,347	$309,743	$126,115
Annualized fund flows from operations [2]	$761,388	$619,486	$504,460
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	0.4	0.5	0.8

For the periods presented here, the ratio of net debt to annualized fund flows from operations was between 0.4 and 0.8.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

15.    FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at June 30, 2008 and December 31, 2007:

Classification of Financial Instruments

Class of Financial Instruments	Location on Consolidated Balance Sheet	Accounting Designation	Related Income or Expense Account on Statement of Earnings	Carrying Amount and Fair Value of Asset (Liability) as at:
				June 30, 2008	December 31, 2007
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$60,089	$47,868
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$169,292	$119,645
Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$12,734	$9,552
Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(14,886)	$(7,450)
Reclamation fund investments	Reclamation fund	HFT-A	Other income or expense	$57,346	$57,928
Portfolio investments	Long-term investments (1)	HFT-A	Other income or expense	$8,274	$5,032
Payables	Accounts payable and accrued liabilities. Distributions payable to unitholders.	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(183,629)	$(141,652)
Long-term debt	Long-term debt	OTH	Interest	$(286,672)	$(452,490)

(1)  See note 12 for a reconciliation of the long-term investments account

Accounting designations used in the above table:

HFT-A - Designated by the Trust as “Held for trading” upon initial recognition. Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B - Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook. As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR - “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH - “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

15.    FINANCIAL INSTRUMENTS (CONTINUED)

Determination of Fair Values

Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions. Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets. The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:
Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.

Currency risk:
Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments. The effect of exchange rates on financial instruments of a current nature is somewhat mitigated as a result of the natural hedging effect of Vermilion’s foreign currency working capital position. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. At present, the Trust does not have any derivative instruments in place with respect to currency risk.

Commodity price risk:
Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:
The Trust holds investments in equity securities in its reclamation fund. In addition, at June 30, 2008 the Trust held portfolio investments in equity securities with a fair value of $8.3 million. The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:
Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates. Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material. The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

Liquidity risk:
Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. The Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The nature of these risks and the Trust’s strategy for managing these risks has not changed significantly from the prior period.

15.    FINANCIAL INSTRUMENTS (CONTINUED)

Summarized Quantitative Data Associated with the Above Risks

Credit risk:
As at June 30, 2008 Vermilion’s maximum exposure to credit risk was $182.0 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.
As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:
The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
Non-derivative financial liabilities	$122,156	$56,078	$5,395	$286,672
Derivative financial liabilities	$2,460	$5,260	$6,708	$458

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

Market risk:
As previously noted, the Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the six month period ended June 30, 2008 given changes in the relevant risk variables that the Trust considers were reasonably possible at June 30, 2008. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on June 30, 2008.	$(9,226)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2008.	$4,613

Currency risk - US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on June 30, 2008.	$(5,328)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2008.	$2,664

Currency risk - AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on June 30, 2008.	$1,416
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2008.	$(708)

Commodity price risk	Increase in relevant oil reference price at June 30, 2008 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(1,043)
	Decrease in relevant oil reference price at June 30, 2008 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$1,043

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended June 30, 2008.

TRUST INFORMATION

DIRECTORS		OFFICERS & KEY PERSONNEL	AUDITORS
Deloitte & Touche LLP
Larry J. Macdonald 1, 2, 3, 4, [5]		CANADA	Calgary, Alberta
Chairman & CEO, Point Energy Ltd.		Lorenzo Donadeo, P.Eng.
Calgary, Alberta		President & Chief Executive Officer	BANKERS The Toronto-Dominion Bank
W. Kenneth Davidson [2,3]		John D. Donovan, F.C.A.	Calgary, Alberta
Toronto, Ontario		Executive Vice President Business Development
Bank of Montreal
Lorenzo Donadeo		Curtis W. Hicks, C.A.	Calgary, Alberta
Calgary, Alberta		Executive Vice President & CFO
BNP Paribas (Canada)
Claudio A. Ghersinich			Toronto, Ontario
Executive Director, Carrera Investments Corp.		G. R. (Bob) Mac Dougall, P.Eng.
Calgary, Alberta		Executive Vice President & COO	Royal Bank of Canada
Calgary, Alberta
Joseph F. Killi 2, [3]		Keith D. Hartman, P.Eng.
Chairman		Vice President Exploitation	The Bank of Nova Scotia
Parkbridge Lifestyle Communities Inc.			Calgary, Alberta
Vice Chairman, Realex Properties Corp.		Raj C. Patel, P.Eng.
Calgary, Alberta		Vice President Marketing	Alberta Treasury Branches
Calgary, Alberta
William F. Madison 2, 4, [5]		Paul L. Beique
Sugar Land, Texas		Director Investor Relations	Fortis Capital (Canada) Ltd.
Calgary, Alberta
Daniel Goulet, P.Eng.
1 Chairman of the Board		Director Production and Operations	Société Générale (Canada Branch)
2 Audit Committee			Calgary, Alberta
3 Governance and Human Resources Committee		Cheryl M. Kinzie
4 Health, Safety and Environment Committee		Director Human Resources & Administration	Citibank Canada
5 Independent Reserves Committee			Calgary, Alberta
Charles W. Berard, B.Eng., L.LL., LL.B.
ABBREVIATIONS		Partner, Macleod Dixon LLP
		Corporate Secretary	EVALUATION ENGINEERS
API	American Petroleum Institute		GLJ Petroleum Consultants Ltd.
bbls	barrels	FRANCE	Calgary, Alberta
bbls/d	barrels per day	Peter Sider, P.Eng.
bcf	billion cubic feet	Regional General Manager, European Operations	LEGAL COUNSEL
boe	barrel of oil equivalent	Vermilion REP SAS	Macleod Dixon LLP
boe/d	barrel of oil equivalent per day		Calgary, Alberta
CBM	coalbed methane	NETHERLANDS
GJ	gigajoules	Scott Ferguson, P.Eng.	TRANSFER AGENT
$m	thousands of dollars	General Manager	Computershare Trust Company of
$mm	millions of dollars	Vermilion Oil & Gas Netherlands B.V.	Canada
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent	AUSTRALIA	STOCK EXCHANGE LISTING
mcf	thousand cubic feet	Bruce D. Lake, P.Eng.	The Toronto Stock Exchange
mcf/d	thousand cubic feet per day	Managing Director	Symbol: VET.UN
mmboe	million barrels of oil equivalent	Vermilion Oil & Gas Australia Pty Ltd.
mmcf	million cubic feet		INVESTOR RELATIONS CONTACT
mmcf/d	million cubic feet per day		Paul L. Beique
MW	megawatt		Director Investor Relations
NGLs	natural gas liquids
NPV	net present value		HEAD OFFICE
WTI	West Texas Intermediate		2800, 400 - 4TH Avenue S.W. Calgary, Alberta T2P 0J4 403.269.4884 TEL 403.264.6306 FAX 1.866.895.8101 TOLL FREE investor_relations@vermilionenergy.com www.vermilionenergy.com

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VERMILION
ENERGY TRUST

2800, 400 – 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: 403.269.4884 Fax: 403.264.6306
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com
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